Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-148677
(Supplementing Preliminary Prospectus dated January 15, 2008)
Dated January 16, 2008

~ SEC-Registered Convertible Subordinated Notes Pricing ~

Theravance, Inc.

(THRX/NASDAQ)

        This term sheet to the preliminary prospectus dated January 15, 2008 should be read together with the preliminary prospectus before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

3% Convertible Subordinated Notes due 2015

        Offering Size:    $150,000,000 principal amount

        Over-allotment Option:    $22,500,000 principal amount

        Public Offering Price:    $1,000.00 per note (100%)

        Underwriting Discount Per Note:    $30.00 per note (3%)

        Net Proceeds:    $144.9 million

        Maturity:    January 15, 2015

        Interest Rate:    3.0% per annum payable semiannually in arrears in cash

        Interest Payment Dates:    January 15 and July 15, beginning July 15, 2008

        Nasdaq Closing Price of Common Stock on January 16, 2008:    $19.90 per share

        Conversion Rate:    38.6548 per note, subject to adjustment

        Conversion Price:    Approximately $25.87 per share, subject to adjustment

        Conversion Premium:    Approximately 30%

        Conversion Rate Cap:    50.2512 per note, subject to adjustment

        Make-Whole Premium Upon Certain Fundamental Changes:    If certain fundamental changes occur and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares. The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid, or deemed to be paid, per share of common stock on the effective date:

	Make Whole Premium Upon Fundamental Change (Increase in Applicable Conversion Rate)
Stock Price on Effective Date
	1/23/2008	1/15/2009	1/15/2010	1/15/2011	1/15/2012	1/15/2013	1/15/2014	1/15/2015
$19.90	11.5964	11.5964	11.5964	11.5964	11.5964	11.5964	11.5964	11.5964
25.00	7.6294	7.1506	6.5456	5.8079	5.2590	5.1751	4.5360	1.3452
30.00	5.4831	4.9012	4.1577	3.1605	1.8060	1.7214	1.3964	0.0000
35.00	4.1332	3.5452	2.7948	1.7803	0.0000	0.0000	0.0000	0.0000
40.00	3.3024	2.7457	2.0487	1.1397	0.0000	0.0000	0.0000	0.0000
50.00	2.3355	1.8693	1.3105	0.6472	0.0000	0.0000	0.0000	0.0000
60.00	1.8105	1.4264	0.9827	0.4870	0.0000	0.0000	0.0000	0.0000
80.00	1.2767	1.0043	0.6966	0.3564	0.0000	0.0000	0.0000	0.0000
100.00	0.9989	0.7908	0.5532	0.2856	0.0000	0.0000	0.0000	0.0000

        If the stock price exceeds $100.00 per share, subject to adjustment, no make-whole premium will be paid. If the stock price is less than $19.90 per share, subject to adjustment, no make-whole premium will be paid.

        Sierra Ventures VI, L.P. and SV Associates VI, L.P., which are affiliated with one of our directors, together purchased an aggregate of $3.5 million principal amount of notes in this offering at the public offering price.

        As of September 30, 2007, our as adjusted total assets were $348,623,000 and our as adjusted total capitalization was $291,487,000.

Trade Date:    January 16, 2008

Settlement Date:    January 23, 2008

CUSIP:    88338T AA2

Joint Book-Running Managers:    Merrill Lynch & Co. and Goldman, Sachs & Co.

******

        We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the supplement thereto if you request them by calling toll-free 1-866-500-5408.